



Casey M. · 3rd in

Chief Executive Officer @ Mealthy Inc & MVP Holdings Inc.
Investor/Business Mentor

Fresno, California, United States · 151 connections · **Contact info**

M Mealthy

Experience

 **Chief Executive Officer**
Mealthy · Full-time
Jul 2020 – Present · 6 mos

 **Chief Executive Officer**
MVP Holdings Inc · Full-time
Jan 2018 – Present · 3 yrs
Fresno, California, United States

 **Chief Executive Officer**
Pro Travel Network
Jan 2018 – Mar 2020 · 2 yrs 3 mos
Fresno, California Area

 **Managing Director**
Monster Sports Group
Feb 2012 – Dec 2014 · 2 yrs 11 mos

 **President**
Musick Trucking Co.
May 2007 – Jan 2012 · 4 yrs 9 mos